

April 23, 2010

By U.S. Mail and facsimile to (404) 813-5440

Mark A. Chancy,
Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

> **Re: SunTrust Banks Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 001-08918**

Dear Mr. Chancy:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Mark A. Chancy,
Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks Inc.
April 23, 2010
Page 2 of 8

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 33

1. We note your reference to interest reserves in the second paragraph on page 34. Please tell us and revise your future filings to disclose the following with respect to the establishment of such reserves:

    - Disclose the amount of such loans and the accompanying interest reserves as of each period-end;
    - Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;
    - Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;
    - Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and
    - Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

2. Please revise future filings to disaggregate the allocation of the allowance for loan and lease losses in Table 8 to provide a greater level of granularity, consistent with the level of granularity provided elsewhere throughout the annual report (such as the level of granularity provided by Table 5) as required by Item 4b of Guide 3. Show us what your disclosure will look like in your response.

3. Please revise future filings to present 'restructured loans (accruing)' and 'accruing loans past due 90 days or more' in Table 10 into buckets that provide a greater level of detail (such as 90-120 days, 120-180 days, 180-365 days and 365+ days). Also, please disaggregate loans included in these categories consistent with the level of granularity provided elsewhere throughout the annual report (such as the level of granularity provided by Table 5). Show us what your disclosure will look like in your response.

Non-Performing Assets, page 38

4. We note your disclosure that you are aggressively pursuing modifications when there is a reasonable chance that the modification will allow the client to continue to remain in their

Mark A. Chancy,
Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks Inc.
April 23, 2010
Page 3 of 8

home. Please tell us and revise your future filings to provide a brief description of your residential mortgage loan modification programs, including whether they are long or short-term and your own programs or government-sponsored programs. Quantify the amounts of loans that have been modified using each type of workout strategy in each period presented.

5. We note your disclosure that total nonperforming assets are affected by the time it takes to complete the foreclosure process and that you noted an increase in the amount of time it takes to foreclose upon residential real estate in Florida. Please tell us and revise your future filings to disclose the average length of the foreclosure process in Florida.

6. Please tell us and revise your future filings to quantify the type of concessions made on troubled debt restructurings (reduction in interest rate, payment extensions, forgiveness of principal, etc) and discuss your success with the different types of concessions.

7. Please tell us and revise your future filings to disclose your six month re-default rate on troubled debt restructurings for each period presented and describe your methodology for calculating this rate. Alternatively, tell us why you do not believe disclosure of this rate provides useful information to your investors.

8. We note the statement in your Q4 Earnings Call that given conditions in the commercial real estate (CRE) market, you expect stress and credit losses in this portfolio. Further, you state you are proactively working with clients to strengthen loan structures and to address future maturities as appropriate. Please tell us and revise your future filings to provide more detail about these workouts and the impact on your financial statements resulting from accounting. For example, disclose:

   - the types of actions you are taking to strengthen loan structures;
   - how you are addressing future maturities, for example, if you are extending the terms of the loans at their maturity dates, tell us about the types of extensions being made (ex: average length of extension) and whether loan terms are being adjusted from their original terms;
   - the amounts of loans modified using these workout strategies for each period presented;

Mark A. Chancy,
Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks Inc.
April 23, 2010
Page 4 of 8

- how you consider whether the modified loans are impaired for purposes of determining the related ALLL, including your consideration of the existence of any guarantees; and
- how you consider whether the modified loans are troubled debt restructurings.

9. Please tell us and revise your future filings to disclose whether you have performed any CRE workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;
- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
- Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;
- Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;
- Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and
- Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

10. Please tell us whether you have noticed an increase in any loan categories such as commercial real estate or construction loans that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, tell us and revise your future filings to disclose:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent; To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;
- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and

Mark A. Chancy,
Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks Inc.
April 23, 2010
Page 5 of 8

> objective the information reviewed is, and how often the review is
> performed;
> - How many times you have sought performance under the guarantee
>   discussing the extent of the successes. As part of your response, discuss
>   the decision making process you go through in deciding whether to pursue
>   the guarantor and whether there are circumstances you would not seek to
>   enforce the guarantee; and
> - Quantify the dollar amount of commercial loans in which your carrying
>   value is in excess of the appraised value but not considered impaired due
>   to the existence of guarantees.

11. If you have short-term modification programs, please tell us and revise your
    future filings to explain how you consider whether the modified loans are troubled
    debt restructurings.

Notes to the Financial Statements

Note 1 – Significant Accounting Policies

Loans, page 87

12. We note the statement in your Q4 Earnings Call that accruing troubled debt
    restructurings include accounts that were accruing at the time of the modification.
    Further, we note your disclosure on page 23 that accruing restructured loans
    increased $1.2 billion during 2009, due to your taking proactive steps to
    responsibly modify loans. Given the increasing amounts of restructured loans and
    the fact that 60% of your restructured loans are still accruing at year end, please
    tell us and revise your future filings to clearly and comprehensively discuss your
    nonaccrual policies for restructured loans.

    - Specifically disclose all the factors that you consider at the time a loan is
      restructured to determine whether the loan should accrue interest.
    - For your troubled debt restructurings that accrue interest at the time the
      loan is restructured, tell us in detail and disclose how you determine that
      the loan has been restructured so as to be reasonably assured of repayment
      and of performance according to prudent modified terms and is supported
      by a current, well-documented credit assessment of the borrower's
      financial condition and prospects for repayment under the revised terms.
    - For your troubled debt restructurings that accrue interest at the time the
      loan is restructured, tell us and disclose whether you have charged-off any

Mark A. Chancy,
Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks Inc.
April 23, 2010
Page 6 of 8

portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

Allowance for Loan and Lease Losses, page 88

13. Please tell us and revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Note 11- Certain Transfers of Financial Assets, Mortgage Servicing Rights and Variable Interest Entities, page 104

14. We note the adoption of FAS 166/167 (ASC 860-10 and 810-10) did not change your prior conclusions that certain commercial and corporate loan VIEs should not be consolidated. Further, we note you consolidated $300 million of the $2.6 billion of assets that were previously unconsolidated as a result of the adoption of ASC 810-10. Please provide your accounting analysis supporting why you do not believe that you have the combination of a) rights to receive benefits or obligations to absorb losses that could be potentially significant to these entities and b) the powers to direct the activities that most significantly impact the economic performance of these entities that would together provide a controlling financial interest in these entities for the assets not consolidated. Additionally, describe any structural differences between the VIEs that were consolidated and those that were not to support your analysis.

15. We note the adoption of FAS 166/167 (ASC 860-10 and 810-10) did not change your prior conclusions that student loan SPEs should not be consolidated. Please provide your accounting analysis supporting why you do not believe that you have the combination of a) rights to receive benefits or obligations to absorb losses that could be potentially significant to these entities and b) the powers to direct the activities that most significantly impact the economic performance of these entities that would together provide a controlling financial interest in these entities for the assets not consolidated.

Mark A. Chancy,
Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks Inc.
April 23, 2010
Page 7 of 8

16. As a related matter, please tell us whether you have used similar logic in not consolidating certain other structures upon the adoption of FAS 167.

Note 21 – Contingencies, page 150

17. We note your disclosure regarding the numerous claims to which the Company is exposed and the various reasons for your inability to provide a meaningful estimate of the range of range of loss for these claims in the aggregate or by individual claim. Please tell us and revise your future filings to describe each material litigation matter and to disclose, for each matter:

    (i)   the possible loss or range of loss; or

    (ii)   a statement that an estimate of the loss cannot be made.

    In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450 (formerly SFAS 5). ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Further, your disclosure indicates that you have amounts currently accrued, however, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the first quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information.

Mark A. Chancy,
Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks Inc.
April 23, 2010
Page 8 of 8

Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you have any questions regarding our comments.

Sincerely,

Sharon Blume
Assistant Chief Accountant